

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

April 24, 2007

Via Facsimile (213) 891-8763 and U.S. Mail

Paul D. Tosetti
Latham & Watkins LLP
633 West Fifth Street, Suite 4000
Los Angeles, CA 90071-2007

> Re: **Biosite, Inc.**
> **Schedule TO-T/A filed on April 17, 2007 by Beckman Coulter, Inc.**
> **and Louisiana Acquisition Sub, Inc.**
> **SEC File No. 5-50351**

Dear Mr. Tosetti:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has reviewed the amended filing listed above and your accompanying response letter. Our comments follow. All defined terms used in this letter have the same meaning as in your tender offer materials, unless otherwise indicated.

Background

1. Refer to comment 4 in our comment letter dated April 10, 2007. Please put the information presented in your response letter into the amended disclosure document.

Financial Analysis and Forecasts of Biosite management

2. Refer to comment 3 in our comment letter dated April 10, 2007. We note that you have provided this new section of the Offer to Purchase in response to that comment. In it, you disclose certain "base forecasts" Beckman Coulter received from Biosite management. However, your expanded disclosure notes that you also received certain "upside scenario" forecasts from Biosite, which you have not disclosed. Please provide your analysis as to why this information is not material to shareholders under Rule 10b-5 and the antifraud provisions of Section 14(e) of the Exchange Act.

3. See our last comment above. We note that the "base case" forecasts included in the amended filing have not been prepared in accordance with GAAP. As a result, advise us what consideration you have given as to whether the base case forecasts (and any

additional projections you add in response to our last comment above) would require additional disclosure pursuant to Rule 100(a) of Regulation G. We may have additional comments after we review your response.

Closing Comments

Please amend your filing in response to these comments. You may wish to provide us with black-lined copies of your amendment to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Please file such letter on EDGAR. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amended filing and responses to our comments. If you have any questions, please do not hesitate to contact me at (202) 551-3263.

Sincerely,

Christina Chalk
Special Counsel
Office of Mergers and Acquisitions